INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

May 18, 2017

Mr. Kenneth Ellington
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Re:	Investment Managers Series Trust II 811-22894

This letter summarizes the comments provided by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 3, 2017, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for the below funds (each a “Fund” and collectively, the “Funds”). Responses to all the comments are included below:

	Series Identifier	Series Name	FYE
1	S000046804	All Terrain Opportunity Fund	10/31/2016
2	S000043344	Cedar Ridge Unconstrained Credit Fund	11/30/2016
3	S000045473	Regal Total Return Fund	3/31/2016
4	S000048195	Vivaldi Merger Arbitrage Fund	9/30/2016

General

Management Discussion of Fund Performances

1.
In the management discussions of fund performances (‘MDFP”), please add a statement that “for more recent updated information, please see financial highlights in this report” in the discussion of the funds’ expense ratios section in future reports.

Response: The Registrant will add the requested disclosure in future reports.

Schedule of Investments

2.	For future reports, specify or state the class of shares of other investment companies held by a fund in the Schedule of Investments.

Response: The Registrant will add the requested disclosure in future reports.

3.	State or include the dividend rate for preferred securities in the Schedule of Investments in future reports.

Response: The Registrant will add the requested disclosure in future shareholder reports.

4.
For future reports, include a summary of investments by country or geographic region for global and international funds with significant investments outside of the U.S. pursuant to paragraphs 20-21 of FASB ASC 825-10-50.

Response: The Registrant will make the requested disclosure in future reports.

Expense Recoupment Period

5.
The Financial Highlights for certain Funds include expense ratios that are in addition to the presentation required by Item 13 of Form N-1A in order to show expenses excluding short dividend expenses and interest expenses, revise the disclosure to only present the required expense ratios in the table and to present any additional expense ratio disclosures (e.g., the “ratio of expenses to average net assets excluding dividends on securities sold short and interest expenses”) in a note to the table for future reports.

Response: The Registrant will make the requested disclosure in future reports.

6.
The Funds’ prospectuses and the “Notes to Financial Statements” state the respective Fund’s advisor is permitted to seek reimbursement from the Fund of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. The SEC staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement and that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Funds’ independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: The Registrant has considered these factors in its assessment of criteria in FASB ASC 450-20-25-2. A fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Funds’ expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on a Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if a Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the controls of the Fund such as significant redemption of shares by investors at any time and or market depreciation. Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. The Registrant will present its assessment of FASB 450-20-25-2 with its independent registered public accountant.

7.
For future reports, add disclosures in the Funds’ prospectuses and shareholder reports that the recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture. See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response: The Registrant confirms that any recapture provision is limited to the lesser of (1) the expense cap in effect at the time of waiver, and (2) the expense cap in effect at the time of recapture, and will revised the footnote accordingly in future prospectuses and shareholder reports.

Options Contracts

8.	Please ensure that the reporting for options contracts comply with Rule 12-12 and 12-13 of Regulation S-X (i.e., include a description of the underlying investments) in future reports.

Response: The Registrant will make the requested disclosure in future reports.

All Terrain Opportunity Fund

9.
In future reports, please include disclosure in a footnote to the Schedule of Investments that explains how investors may obtain an annual report for the PIMCO Income Fund, which represents approximately 47% of the Fund’s total investments as of October 31, 2016.

Response: The Registrant will add the requested disclosure in future reports.

Cedar Ridge Unconstrained Credit Fund t

10.	Describe in the notes to the financial statements whether the Fund entered into repurchase arrangements with a third party in connection with its short selling (borrowing) of corporate bonds.

Response: The Registrant confirms that the Fund did not enter into any repurchase arrangements in connection with its short selling of corporate bonds.

Regal Total Return Fund

11.
The Fund had written options contracts during the period ended March 31, 2016. There was no discussion of the effect of the options on the Fund’s performance in the MDFP letter in the annual report. See SEC letter to Investment Company Institute on “Derivatives Related Disclosures by Investment Companies” dated July 30, 2012.

Response: The Registrant will include derivatives-related disclosure, if applicable in the MDFP in future reports.

Vivaldi Merger Arbitrage Fund

12.	The Fund’s portfolio turnover rate was over 500% for the year ended September 30, 2016, please explain why high portfolio turnover rate is not disclosed as a principal risk in the prospectus.

Response: The Registrant will add high portfolio turnover as a principal risk in the next annual prospectus update.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact the undersigned. Thank you.

Sincerely,

/s/RITA DAM
Rita Dam
Investment Managers Series Trust II
Treasurer
626-914-1041

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